Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399





FOR IMMEDIATE RELEASE

       STATEMENT OF PAUL M. TELLIER, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   OF CANADIAN NATIONAL RAILWAY COMPANY, AND
              ROBERT D. KREBS, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                  OF BURLINGTON NORTHERN SANTA FE CORPORATION

WASHINGTON, March 10, 2000 -- Canadian National Railway Company (TSE: CNR; NYSE:
CNI) ("CN") and Burlington Northern Santa Fe Corporation (NYSE: BNI) ("BNSF") reinforced today that the common control application they will submit to the Surface Transportation Board (STB) will address the issues, including service and competition, raised during four days of STB hearings on the future of the North American railroad industry. Those hearings concluded today.

CN President and Chief Executive Officer Paul M. Tellier and BNSF Chairman and Chief Executive Officer Robert D. Krebs said: "We have listened attentively to all participants in the four days of hearings. Testimony fell far short of a consensus in favor of a moratorium on considering new rail mergers. Participants expressed a desire for better service and assurances that service failures associated with the two most recent rail mergers will not be repeated.

"We recognize that shippers are concerned about service and the need for heightened competition. As a result, we will include in our application a Service Integration Plan similar to the required Safety Integration Plan. The Service Integration Plan will address how we will provide service equal to or better than we are currently providing shippers.

"We are committed to service guarantees and we will continue to explore with shippers ways to inject greater competition into the industry, in addition to keeping all efficient gateways open. We also will include in our application a dispute-resolution process for shippers who are less than satisfied with our service as part of the required STB post-combination oversight process. In addition, our application will demonstrate how we will preserve and enhance competition both on the North American Railway network and off line and where we have heard expressions of concern.

"We are willing to address employee issues as demonstrated by our agreement, announced March 6, with the Brotherhood of Locomotive Engineers.

"We thank the STB for holding this hearing separate from the review of our control application."
                                      # # #

CN contact:                                                BNSF contact:
Mark Hallman                                               Dick Russack
(416) 217-6390                                             (817) 352-6425




CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

This letter contains forward-looking statements regarding future events and the future performance of CN, BNSF and the combined company that involve risk and uncertainties that could cause actual results to differ materially. Those risks and uncertainties include, but are not limited to, customer demand, industry competition and regulatory developments, natural events such as severe weather, floods and earthquakes, the effects of adverse economic conditions affecting the Companies' shippers, changes in fuel prices and the ultimate outcome of shipper claims, environmental investigations or proceedings and other types of claims and litigations. We refer you to the documents that CN, BNSF and the combined company file from time with the United States Securities and Exchange Commission, such as a registration statement related to securities to be used in connection with the proposed business combinations, as well and the Companies' form 10-K, form 40-F, form 10-Q, form 8-K and form 6-K reports, which contain additional important factors that could cause their results to differ from their current expectations and the forward-looking statements contained in this letter.